UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-9518

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE 401(k) PLAN

(formerly known as THE PROGRESSIVE RETIREMENT SECURITY PROGRAM)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PROGRESSIVE CORPORATION

6300 WILSON MILLS ROAD

MAYFIELD VILLAGE, OHIO 44143

REQUIRED INFORMATION

See the attached Financial Statements with Auditors’ Report for The Progressive 401(k) Plan, for the years ended December 31, 2009 and 2008.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plan Administrative Committee, as Administrator of The Progressive 401(k) Plan

By:	/s/ Cary Zimmerman

Name:	Cary Zimmerman
Title:	Corporate Counsel

Date: June 23, 2010

THE PROGRESSIVE 401(k) PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

For the Years Ended

December 31, 2009 and 2008

INDEX

Page
Report of Independent Registered Public Accounting Firm

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 17

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of

The Progressive 401(k) Plan

We have audited the accompanying Statement of Net Assets Available for Benefits of The Progressive 401(k) Plan (“Plan”) as of December 31, 2009 and 2008, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes (at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Meaden & Moore, Ltd.
MEADEN & MOORE, LTD.
Certified Public Accountants

June 23, 2010

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive 401(k) Plan

(000’s omitted)

	December 31
	2009	2008
ASSETS

Pending trade settlement	$169	$295

Investments, at Fair Value:
The Progressive Corporation Common Shares (cost: $330,285 and $328,532)	472,586	389,051
Other investments (cost: $912,906 and $925,615)	970,182	730,591

	1,442,768	1,119,642

Participant Loans	35,961	29,718

Net Assets Available for Benefits at Fair Value	1,478,898	1,149,655

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,106	6,474

Net Assets Available for Benefits	$1,481,004	$1,156,129

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive 401(k) Plan

(000’s omitted)

	Year Ended December 31
	2009	2008
Additions to Net Assets Attributed to:
Contributions:
Employer	$59,067	$58,441
Participants’	87,596	88,200
Rollovers	1,851	2,319

	148,514	148,960
Investment Income:
Net appreciation in fair value of The Progressive Corporation Common Shares	84,755	(111,945)
Net appreciation in fair value of other investments	149,119	(289,163)
Dividends on The Progressive Corporation Common Shares	—	3,886
Interest and other dividends	18,586	30,236

Total Investment Income/(Loss)	252,460	(366,986)

Deductions from Net Assets Attributed to:
Benefits paid to participants	75,629	115,263
Other expenses	470	421

Total Deductions	76,099	115,684

Net Increase/(Decrease)	324,875	(333,710)

Net Assets Available for Benefits:
Beginning of Year	1,156,129	1,489,839

End of Year	$1,481,004	$1,156,129

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2009 and 2008

1	Description of the Plan

Effective January 1, 2009, The Progressive Retirement Security Program was formally renamed The Progressive 401(k) Plan (“Plan”). As part of this change, the Plan also adopted a safe harbor matching contribution formula with immediate vesting. The formula provides a dollar-for-dollar match on contributions up to 6% of eligible compensation. For highly compensated employees, these matching contributions will be capped at $12,000 annually. The formula allows the Plan to automatically satisfy certain 401(k) nondiscrimination tests required by the Internal Revenue Code.

Also effective January 1, 2009, the Self-Directed Retirement Plan (SDRP) was discontinued, with no additional Company contributions being made. Balances will remain in participants’ accounts, and any earnings and dividends will accumulate on a tax-deferred basis. The money in the SDRP will continue to vest and can be transferred/exchanged among the investment options within the Plan.

General:

The Plan is designed to encourage employee savings and provide benefits upon an employee’s retirement, death, disability or termination of employment.

All employees of The Progressive Corporation (“the Company”) and certain of its subsidiaries that have adopted the Plan, who have met certain requirements are eligible to participate in the Plan after 30 calendar days from the date of employment (“Covered Employee.”)

Contributions:

Participants may contribute to the Plan, on a pretax or post-tax basis, any combination up to 99.98% of eligible compensation. However, participants who are classified as “highly compensated employees” under Federal tax law are subject to contribution limits that may vary from year to year. Effective January 1, 2009, participant contributions are matched 100% by the Company dollar-for-dollar up to 6% of participants’ eligible compensation. Prior to January 1, 2009, participant contributions were matched 100% by the Company up to 1% of participants’ eligible compensation and 50% of contributions above 1% of eligible compensation up to the next 4% of compensation. Company contributions are payable out of net profits.

Various Internal Revenue Code regulations concerning both employee and Company contributions may limit the contribution amounts defined above. The Company has the right to limit these contributions to conform to applicable regulations.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2009 and 2008

1	Description of the Plan, Continued

Vesting:

The portion of the participant’s account in the Plan attributable to the participant’s own contributions, including earnings thereon, vests immediately. Each participant is 100% vested in the Company’s matching contributions made on or after January 1, 2009. Prior to January 1, 2009, each participant’s interest in the Company’s matching contributions vests under the following schedule, based on years of service:

Years of Service	Percentage
1	25%
2	50%
3	75%
4	100%

Company matching contributions immediately vest if a participant reaches age 65, becomes disabled or dies while employed by the Company.

Forfeitures are being held pending reinstatements to rehired employees. Company contribution forfeiture activity has been summarized below.

Description	2009	2008
Beginning Balance	$602,562	$569,733
Amount Used to Reduce Company Contributions	(1,500,159)	(1,000,067)
Dividends	15,195	26,518
Company Contributions Forfeited	1,203,184	1,006,378

Ending Forfeiture Balance	$320,782	$602,562

Investment Options for Company Match:

Company matching contributions are invested according to participants’ elections.

Participant Loans:

Participants may borrow up to 50% of their total vested account balance from a minimum of $1,000 up to a maximum of $50,000. Two loans may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. Loan repayment periods are up to four years. The loans are secured by the balance in the participant’s account and bear interest at the same rate throughout the life of the loan.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2009 and 2008

1	Description of the Plan, Continued

Participant Loans, Continued:

At the beginning of each calendar quarter, the interest rate applied to new loans during that quarter is set at 1% above the prime rate. This interest rate remains constant over the life of the loan. Principal and interest are paid through bi-weekly payroll deductions. A $35 loan initiation fee and a quarterly maintenance fee of $3.75 will be deducted from the participant’s account for each new loan.

Loan repayments may be suspended for up to (1) year in case of an approved leave of absence. Loans to participants on a leave of absence due to a Qualified Military Leave, will be automatically suspended for the period of the Qualified Military Leave.

Participants who terminate employment at the time a loan is outstanding may arrange with the Administrator to continue to repay the loan by method of automatic or electronic withdrawals or debits from a financial institution known as “ACH” debits.

Self-Directed Retirement Plan (discontinued effective January 1, 2009)

General:

The primary purpose of the SDRP was to provide benefits upon a participant’s or former participant’s retirement, death, disability or termination of employment.

Prior to January 1, 2009, all employees of the Company and certain of its subsidiaries that have adopted the Plan were eligible to participate in the Plan as of the entry date coincident with or immediately following the date such covered employee completed one year of service, had 1,000 hours of service within a service year and had attained age twenty-one (21).

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2009 and 2008

1	Description of the Plan, Continued

Contributions:

The SDRP provided for the following contribution rates for employees who met the age and service requirements.

Contribution Rate	Length of Service
1%	One year but less than five years
2%	Five years but less than ten years
3%	Ten years but less than fifteen years
4%	Fifteen years but less than twenty years
5%	Twenty years or more

Contribution rates were applied to eligible compensation not exceeding the social security wage base.

Vesting:

Effective January 1, 2007, Progressive adopted a new vesting schedule for SDRP. SDRP contributions made before January 1, 2007 and any earnings on those contributions become 100% vested after completing 5 full years of service. SDRP contributions made after December 31, 2006 and any earnings on those contributions became 100% vested after 3 full years of service.

Company contributions fully vest if while employed by the Company, a participant retires at age 65, becomes permanently and totally disabled or dies.

Upon termination, non-vested Company contributions are forfeited. SDRP forfeiture activity has been summarized below.

Description	2009	2008
Beginning Forfeiture Balance	$258,451	$622,107
Amount Used to Reduce Company Contributions	(500,000)	(1,000,035)
Dividends	17,258	22,122
Company Contributions Forfeited	947,854	614,257

Ending Forfeiture Balance	$723,563	$258,451

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2009 and 2008

2	Summary of Significant Accounting Policies

Use of Estimates and Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles (“GAAP.”)

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported and the accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition:

At the close of business on January 23, 2009, the Fidelity Diversified International Fund, Fidelity Mid-Cap Stock Fund, FMA Small Company Portfolio - Investor Shares, and Fidelity Low-Priced Stock Fund were frozen to new contributions and exchanges in. These funds were liquidated and proceeds were invested in Fidelity Diversified International Fund - K Shares, Fidelity Mid-Cap Stock Fund - K Shares, FMA Small Company-Institutional Shares, and Fidelity Low-Priced Stock Fund - K Shares. Also effective January 23, 2009, the PIMCO Total Return Fund and the Vanguard Total Bond Market Fund were added. At the close of business on February 23, 2009, the Fidelity U.S. Bond Index Fund was frozen to new contributions and exchanges in. This fund was liquidated and proceeds were invested in the Vanguard Total Bond Market Fund.

The fair value of investments in wrap contracts is determined using a discounted cash flow model which considers recent fee bids from recognized dealers, discount rate and the duration of the underlying portfolio of securities. The dealers may consider the following in the bid process: size of the portfolio, performance of the underlying portfolio, and the fair value to contract value ratio. For purposes of benefit responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

The Fidelity Managed Income Portfolio II investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the Portfolio invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and maintains a “wrapper” contract issued by a third-party. Fidelity Management Trust Company (“FMTC”) seeks to minimize the exposure of the Portfolio to credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. The Portfolio’s ability to receive amounts due pursuant to these contracts is dependent upon the issuers’ ability to meet their financial obligations.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2009 and 2008

2	Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition, Continued:

The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. Participant withdrawals and exchanges are paid at book value (principle and interest accrued to date) during the term of the contract. However, withdrawals prompted by certain events (e.g., an employer-initiated event such as a layoff, sale of a division, plan termination, etc.) may be paid at market value, which may be less than book value. The portfolio strives to maintain a $1 unit price, but cannot guarantee that it will be able to do so, and its yield will fluctuate.

The fair value of the Fidelity Managed Income Portfolio II investment contract at December 31, 2009 and 2008, was $167,609,984 and $159,537,714, respectively. The average yield was 2.74% and 3.40% and the crediting interest rate was 1.53% and 3.48% for 2009 and 2008, respectively. The crediting rate for this investment contract is reset annually by the issuer but cannot be less than zero.

The investment in The Progressive Corporation Stock Fund is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the Brokerage Accounts are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect the Plan’s investments.

Security transactions in The Progressive Corporation Stock Fund are recorded on a trade date basis. All other security transactions are recorded on a settlement date basis. The use of a transaction or trade date basis would not have a material effect on the overall statements of net assets available for benefits or changes in net assets available for benefits as of December 31, 2009 or 2008.

The fair value of the wrapper investment is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Realized gains and losses on the sale of securities are determined based on the average cost of the securities sold from the Trust’s assets. Realized gains and losses on the distribution of Company Common Shares are determined based on the historical cost of the shares distributed.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on an accrual basis.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2009 and 2008

2	Summary of Significant Accounting Policies, Continued

Fair Value:

During 2008, the Plan adopted new accounting guidance related to fair value measurements, which became effective on January 1, 2008 and applies to financial assets and liabilities. The accounting guidance establishes a framework for measuring fair value, establishes a fair value hierarchy based on inputs used to measure fair value, and expands disclosure about fair value measurements.

The financial instruments are categorized, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g., U.S. Government securities and active exchange-traded equity securities).

Level 2: Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly (e.g., certain corporate and municipal bonds and certain preferred stocks). This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable. Unobservable inputs reflect the reporting entity’s subjective evaluation about the assumptions market participants would use in pricing the financial instrument (e.g., certain structured securities and privately held investments.)

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2009 and 2008

2	Summary of Significant Accounting Policies, Continued

Fair Value, Continued:

The composition of the investment portfolio as of December 31 was:

Description	12/31/2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Growth funds	$249,658,363	$249,658,363	$—	$—
Balanced funds	201,117,032	201,117,032	—	—
Index funds	197,236,110	197,236,110	—	—
Income funds	88,161,168	88,161,168	—	—
Other funds	21,087,866	21,087,866	—	—

Total mutual funds	757,260,539	757,260,539	—	—

Common Stocks:
Insurance	472,992,361	472,992,361	—	—
Other	16,971,062	16,971,062	—	—

Total common stocks	489,963,423	489,963,423	—	—

Common/Collective Trusts	167,609,984	—	167,609,984	—
Money Market	26,883,143	26,883,143	—	—
Participant Loans	35,961,460	—	—	35,961,460
Certificates of Deposit	452,256	452,256	—	—
Unitized Investment Funds	305,918	—	305,918	—
Corporate Bonds	185,592	185,592	—	—
Government Bonds	85,790	85,790	—	—
Preferred Stock	19,859	19,859	—	—
Rights/Warrants/Options	1,518	1,518	—	—

Total	$1,478,729,482	$1,274,852,120	$167,915,902	$35,961,460

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Loans
Beginning of Year	$29,717,859
Purchases, settlements, net	6,243,601

End of Year	$35,961,460

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2009 and 2008

2	Summary of Significant Accounting Policies, Continued

Fair Value, Continued:

Description	12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Growth funds	$166,529,375	$166,529,375	$—	$—
Balanced funds	143,276,548	143,276,548	—	—
Index funds	140,926,135	140,926,135	—	—
Income funds	66,180,543	66,180,543	—	—
Other funds	15,094,332	15,094,332	—	—

Total mutual funds	532,006,933	532,006,933	—	—

Common Stocks:			—	—
Insurance	389,337,883	389,337,883	—	—
Other	10,296,381	10,296,381	—	—

Total common stocks	399,634,264	399,634,264	—	—

Common/Collective Trusts	159,537,714	—	159,537,714	—
Money Market	27,266,489	27,266,489	—	—
Participant Loans	29,717,859	—	—	29,717,859
Certificates of Deposit	882,023	882,023	—	—
Unitized Investment Funds	269,118	—	269,118	—
Corporate Bonds	24,838	24,838	—	—
Preferred Stock	17,013	17,013	—	—
Rights/Warrants/Options	3,361	3,361	—	—

Total	$1,149,359,612	$959,834,921	$159,806,832	$29,717,859

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Loans
Beginning of Year	$28,711,688
Purchases, settlements, net	1,006,171

End of Year	$29,717,859

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2009 and 2008

2	Summary of Significant Accounting Policies, Continued

Funding:

Participant and employer contributions are funded on a bi-weekly basis generally coincident with the pay date.

Expenses:

Administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company and are not expenses paid by the Plan. Investment management fees are expenses of the Plan, but are netted against investment income. Transaction fees for loan initiation, quarterly loan maintenance, exchanges of Company stock and short-term fund trading are paid from assets in participant accounts.

Risks and Uncertainties:

The Plan provides for several investment options, which are subject to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Reclassifications:

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

3	Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company match, Company SDRP contributions prior to January 1, 2009 and an allocation of earnings. Allocations are based on the portion of each participant’s account balance to the total account balances for all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2009 and 2008

3	Participant Accounts, Continued

The Plan uses the share value method for allocating Plan earnings. The share values are determined on a daily basis and are presented excluding contributions receivable and benefits payable. The total number of shares and share values as of December 31, by fund, are as follows:

Investment Options	Total Number of Shares	Net Asset Share Values

2009
Vanguard Target Retirement Income Fund	393,254.57	10.59
Vanguard Target Retirement 2005 Fund	122,233.67	10.98
Vanguard Target Retirement 2010 Fund	435,288.43	20.52
Vanguard Target Retirement 2015 Fund	407,200.86	11.31
Vanguard Target Retirement 2020 Fund	1,013,039.14	19.96
Vanguard Target Retirement 2025 Fund	851,040.99	11.32
Vanguard Target Retirement 2030 Fund	1,851,389.79	19.31
Vanguard Target Retirement 2035 Fund	1,125,825.19	11.62
Vanguard Target Retirement 2040 Fund	979,420.17	19.05
Vanguard Target Retirement 2045 Fund	653,089.96	12.02
Vanguard Target Retirement 2050 Fund	153,569.79	19.11
Fidelity Retirement Money Market Portfolio	26,883,142.59	1.00
Fidelity Managed Income Portfolio II-Class 3	169,715,849.89	1.00
Vanguard Total Bond Market	5,683,895.70	10.35
Oakmark Equity and Income Fund-Class 1	2,895,203.37	25.54
Vanguard Value Index Fund-Institutional	1,130,415.13	18.63
ABF Small Cap Value Institutional	1,049,194.77	15.84
Vanguard Institutional Index Fund	1,395,790.34	101.98
Fidelity Low-Priced Stock Fund-K Shares	2,074,990.69	31.95
Fidelity Mid-Cap Stock Fund-K Shares	2,787,263.95	23.40
Wasatch Small Cap Growth Fund	660,260.22	30.64
Fidelity Diversified International Fund-K Shares	3,499,287.40	27.98
Vanguard Total International Stock Index	894,555.40	14.41
Vanguard Mid-Cap Index-Institutional	349,016.25	16.40
Vanguard Small-Cap Index-Institutional	156,209.92	27.50
Vanguard Growth Index-Institutional	399,838.72	27.32
PIMCO Total Return Institutional	1,177,185.40	10.80
The Progressive Corporation Stock Fund	26,269,344.94	17.99

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2009 and 2008

3	Participant Accounts, Continued

Investment Options	Total Number of Shares	Net Asset Share Values

2008
Vanguard Target Retirement Income Fund	341,846.73	9.52
Vanguard Target Retirement 2005 Fund	92,081.68	9.69
Vanguard Target Retirement 2010 Fund	416,809.73	17.61
Vanguard Target Retirement 2015 Fund	319,905.42	9.55
Vanguard Target Retirement 2020 Fund	864,010.79	16.57
Vanguard Target Retirement 2025 Fund	619,784.67	9.27
Vanguard Target Retirement 2030 Fund	1,643,692.84	15.54
Vanguard Target Retirement 2035 Fund	770,043.60	9.25
Vanguard Target Retirement 2040 Fund	725,419.25	15.13
Vanguard Target Retirement 2045 Fund	345,836.44	9.57
Vanguard Target Retirement 2050 Fund	82,193.60	15.18
Fidelity Retirement Money Market Portfolio	27,266,489.13	1.00
Fidelity Managed Income Portfolio II-Class 3	166,011,813.32	1.00
Fidelity U.S. Bond Index Fund	5,106,125.85	10.79
Oakmark Equity and Income Fund-Class 1	2,804,910.93	21.56
Vanguard Value Index Fund-Institutional	919,750.21	16.08
American Beacon Small Cap Value-Plan Ahead	962,278.25	11.52
Vanguard Institutional Index Fund	1,321,023.21	82.54
Fidelity Low-Priced Stock Fund	1,974,117.66	23.12
Fidelity Mid-Cap Stock Fund	2,498,508.56	15.61
Wasatch Small Cap Growth Fund	503,244.72	20.60
Fidelity Diversified International Fund	3,324,928.63	21.51
Vanguard Total International Stock Index	631,680.97	10.79
Vanguard Mid-Cap Index-Institutional	240,014.63	11.82
Vanguard Small-Cap Index-Institutional	112,881.61	20.40
Vanguard Growth Index-Institutional	253,384.27	20.30
The Progressive Corporation Stock Fund	26,269,509.97	14.81

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2009 and 2008

4	Investments

Participants can invest in any of the options offered under the Plan.

The following investments individually represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2009	2008
Fidelity Managed Income Portfolio II-Class 3	$169,715,850	$166,011,813
Oakmark Equity & Income I	N/A	$60,473,880
Vanguard Institutional Index Fund	$142,342,699	$109,037,255
Fidelity Diversified International Fund	N/A	$71,519,215
Fidelity Diversified International Fund-K Shares	$97,910,061	N/A
The Progressive Corporation Common Shares	$472,585,515	$389,051,443

5	Related Party Transactions

The fund investment options include The Progressive Corporation Stock Fund. This fund consists of shares of the Company’s common stock.

Certain Plan investment choices are Fidelity mutual funds managed by Fidelity Management & Research Company (FMR Co.). Fidelity Management Trust Company (FMTC) is the current trustee and along with FMR Co. is a subsidiary of FMR Corp. These transactions, therefore, qualify as related party transactions.

6	Income Tax Status

The Plan obtained its latest determination letter on June 6, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. On December 7, 2009, the Plan applied for an updated determination letter.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2009 and 2008

7	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8	Subsequent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standard Update 2010-06, which will require additional disclosures related to fair value measurements. The additional disclosures will include a separate disclosure of the amount of significant transfers in and out of Level 1 and 2, including a description of the reason for the transfer. In addition, for the reconciliation of activity in Level 3 measurements, information about purchases, sales, issuances and settlements will need to be reported on a gross basis, rather than as one net number. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The guidance will only affect footnote disclosures, and will not have an impact on the financial statements.

9	Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

SCHEDULE H-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

Part IV Line 4i

The Progressive 401(k) Plan

Plan No. 003

EIN 34-0963169

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Fidelity	2,074,990.69 shares of Fidelity Low-Price Stock Fund-K Shares	$66,295,953
*	Fidelity	3,499,287.40 shares of Fidelity Diversified International Fund-K Shares	97,910,061
*	Fidelity	2,787,263.95 shares of Fidelity Mid-Cap Stock Fund-K Shares	65,221,976
*	Fidelity	26,883,142.59 shares of Fidelity Retirement Money Market Portfolio	26,883,143
* 2	Fidelity	5,502.70 shares of Fidelity Cash Reserves	5,503
* 1	Fidelity	169,715,849.89 shares of Fidelity Managed Income Portfolio II-Class 3	169,715,850
	Brokerage Account	Various Common Stocks	17,377,908
	Brokerage Account	Various Mutual Funds	21,082,363
	Brokerage Account	Various Preferred Stocks	19,859
	Brokerage Account	Various Unitized Investment Funds	305,918
	Brokerage Account	Various Rights/Warrants/Options	1,518
	Brokerage Account	Various Certificates of Deposit	452,256
	Brokerage Account	Various Corporate Bonds	185,592
	Brokerage Account	Various Government Bonds	85,790
	American Beacon Advisors	1,049,194.77 of ABF Small Cap Value Fund-Institutional Class	16,619,245
	Harris Associates L.P.	2,895,203.37 shares of Oakmark Equity and Income Fund	73,943,494
	Pacific Investment Management Company	1,177,185.40 shares of PIMCO Total Return Fund-Institutional Class	12,713,602
	The Vanguard Group	1,130,415.13 shares of Vanguard Value Index Fund-Institutional Class	21,059,634
	The Vanguard Group	894,555.40 shares of Vanguard Total International Stock Fund-Investor Class	12,890,543
	The Vanguard Group	349,016.25 shares of Vanguard Mid-Cap Index Fund-Institutional Class	5,723,867
	The Vanguard Group	156,209.92 shares of Vanguard Small-Cap Index Fund-Institutional Class	4,295,773
	The Vanguard Group	399,838.72 shares of Vanguard Growth Index Fund-Institutional Class	10,923,594
	The Vanguard Group	1,395,790.34 shares of Vanguard Institutional Index Fund	142,342,699
	The Vanguard Group	5,683,895.70 shares of Vanguard Total Bond Market Fund	58,828,321
	The Vanguard Group	393,254.57 shares of Vanguard Target Retirement Income Fund	4,164,566
	The Vanguard Group	122,233.67 shares of Vanguard Target Retirement 2005 Fund	1,342,126
	The Vanguard Group	435,288.43 shares of Vanguard Target Retirement 2010 Fund	8,932,119
	The Vanguard Group	407,200.86 shares of Vanguard Target Retirement 2015 Fund	4,605,442
	The Vanguard Group	1,013,039.14 shares of Vanguard Target Retirement 2020 Fund	20,220,261
	The Vanguard Group	851,040.99 shares of Vanguard Target Retirement 2025 Fund	9,633,784
	The Vanguard Group	1,851,389.79 shares of Vanguard Target Retirement 2030 Fund	35,750,337
	The Vanguard Group	1,125,825.19 shares of Vanguard Target Retirement 2035 Fund	13,082,089
	The Vanguard Group	979,420.17 shares of Vanguard Target Retirement 2040 Fund	18,657,954
	The Vanguard Group	653,089.96 shares of Vanguard Target Retirement 2045 Fund	7,850,141
	The Vanguard Group	153,569.79 shares of Vanguard Target Retirement 2050 Fund	2,934,719
	Wasatch Advisors, Inc.	660,260.22 shares of Wasatch Small Cap Growth Fund	20,230,373

			972,288,373
*	The Progressive Corporation	26,269,344.94 shares of Progressive Corporation Common Stock	472,585,515
*	Participant Loans	4.25% to 9.25% at various maturities; participant account balances as collateral	35,961,460

			$1,480,835,348

*	Party-in-interest
1	Amount represents contract value
2	Included in The Progressive Corporation Stock Fund for the recordkeeping of fractional shares of stock

THE PROGRESSIVE 401(k) PLAN

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT

23	23	Consent of Meaden & Moore, Ltd., Independent Registered Public Accounting Firm, dated June 23, 2010, to incorporate by reference their report dated June 23, 2010.